
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2014

Via E-mail:
Lorraine Yarde
Chief Executive Officer
170 Green Valley Parkway, Suite 300
Henderson, NV 89012

> **Re: RX Safes, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 2, 2014**
> **File No. 333-193800**

Dear Ms. Yarde:

We have reviewed the amendment to your registration statement and have the following comment.

Exhibit 23.1

1.   The consent currently provided only refers to the financial statements as of and for the year ended December 31, 2013. Please arrange with your auditors to provide a consent which refers to all of the financial statement periods which are covered by their report dated April 25, 2014.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Scott Doney (Via E-mail)
Cane Clark LLP